September 30, 2016

Mr. Carlos Pacho

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	China Unicom (Hong Kong) Limited
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2015
Filed on April 21, 2016
File No. 001-15028

Dear Mr. Pacho:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 7, 2016, relating to the Annual Report on Form 20-F of China Unicom (Hong Kong) Limited (the “Company”) for the fiscal year ended December 31, 2015 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on April 21, 2016. The Company expresses its appreciation to the Staff for their helpful comments.

For your convenience, the Company has included the Staff comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

Form 20-F for the Year Ended December 31, 2015

Note 2. Summary of Significant Accounting Policies

2.2 (a). Disposal of Telecommunucations Towers and Related Assets, page F-16

1.	We note your disclosure of the transfer of your telecommunications towers and related assets to China Tower Corporation Limited (“Tower Company”). Please identify the accounting literature you considered and tell us how you applied it in determining the appropriate accounting treatment for the transaction.

Mr. Carlos Pacho	-2-

In determining the accounting treatment for the transaction, the Company respectfully advises the Staff that the transfer of the assets to the Tower Company, which included land use rights, buildings and property, machinery and equipment, in exchange for an equity interest in the Tower Company and cash consideration was regarded as a contribution of non-monetary assets to an associate to which paragraph 30 of IAS 28 “Investments in associates and joint ventures” was applied.

When applying paragraph 30 of IAS 28:

•	The transaction was regarded as having ‘commercial substance’ as the term is described in paragraph 25 of IAS 16 “Property, plant and equipment”. Among other things, the Company exchanged its physical towers related assets (the “Tower Assets”) for a non-controlling interest in the Tower Company that invests in a much bigger pool of towers assets in mainland China, i.e., including the tower assets contributed by other investors. One of the key objectives of establishing the Tower Company is to reduce the duplication of resources spent on constructing telecommunications towers and related assets, and to promote sharing of such assets among telecom operators in mainland China.

•	The share and cash consideration was determined on the basis of an arm’s length negotiation with other investors in the Tower Company, with reference to the fair value of the Tower Assets determined with the assistance of an independent valuer. A similar basis was used to determine the consideration received by other investors in the Tower Company for their respective contributions (i.e., China Mobile Communications Company Limited and China Telecom Corporation Limited) at the same time while another new investor, China Reform Holdings Corporation Limited (“CRHC”), only contributed cash.

•	The Company has determined the fair value of the Tower Assets with the assistance of the independent valuer against their carrying amounts and did not note any indications of impairment with respect to such assets contributed to the Tower Company.

•	The gain on the transfer of the Tower Assets was determined as the difference between the fair value of the assets contributed and their carrying amounts. In other words, the gain has been determined with reference to the fair value of the consideration given. The Company was of the view that this amount approximated the fair value of consideration received and hence the transaction price of the contribution was established at fair value, because Tower Company only had minimum operations at the time of the contribution and its assets comprised primarily cash and the tower assets contributed by its investors. The terms of contribution from CRHC, which only contributed cash, also provided additional evidence about the fair value per share, which was consistent with the value attributed to the share consideration received by the Company.

Mr. Carlos Pacho	-3-

•	The gain resulting from the contribution, net of tax effects, was recognized in the Company’s financial statements to the extent of unrelated investors’ interests in the Tower Company. As the Company’s interest in the Tower Company was 28.1% as a result of the contribution, this portion of the gain was eliminated and only 71.9% of the gain resulting from the contribution has been recognized.

•	The 28.1% of the gain eliminated above would be regarded as realized as and when the contributed assets are depreciated by the Tower Company (i.e., on the basis of the cost to the Tower Company, and over the respective remaining useful lives of these assets), and such depreciation is picked up by the Company under the equity method in accordance with IAS 28 “Investments in associates and joint ventures”.

In concluding the recognition of a gain on the contribution, the Company has also taken into account, among other factors, that the Company has transferred to the Tower Company significant risks and rewards of ownership of the Tower Assets. This is because, at the time of contribution and during the transition period, the Company had neither committed to re-acquire these assets nor enter into an arrangement with respect to these assets that would result in a finance lease of the contributed assets. In addition, notwithstanding the continued usage of some of the contributed assets, the nature of the Company’s rights with respect to the assets has significantly changed as a result of the contribution. Before the contribution, the Company has exclusive use of its telecommunications towers throughout their useful lives and could restrict other parties from using any excess capacity. After the contribution, the Company only has exclusive use to a specified portion of each tower for a period and the Tower Company has the sole right to derive revenue from the remaining portions by leasing to other parties. Accordingly, the Company believes it is appropriate to recognize the gain resulting from the contribution of assets to the Tower Company.

2.	In your response please address how you determined the fair value of the equity shares of Tower Company received as consideration in the calculation of your gain on the transfer of tower assets.

As explained above, the gain on the transfer of Tower Assets has been determined as the difference between the fair value of the assets contributed and their carrying amounts. In addition, for the reasons outlined above, the Company was of the view that the best estimate of the fair value of the equity shares received was the fair value of the assets contributed less the cash consideration received.

Mr. Carlos Pacho	-4-

3.	In your response please address how you evaluated the fair value of the assets transferred and the consideration received in determining if the transaction was established at fair value and assessing whether there was a potential impairment.

As explained above, the fair value of the assets transferred was determined with the assistance of an independent valuer, and the valuation did not indicate any impairment of individual assets so contributed. The Company was of the view that the contribution was established at fair value. In forming this view, the Company has considered, among other things:

•	The independent valuer that assisted the Company is a qualified and reputable valuer in mainland China, and the valuer was jointly appointed by the Tower Company and the three telecom operator investors. The valuation was also reviewed by a panel of external experts jointly appointed by the Tower Company and the telecom operator investors.

•	All the assets contributed by the telecom operator investors were valued on a consistent basis. In addition, the valuation of the assets contributed forms the basis for determining the number of shares the various telecom operators obtained in exchange for their respective contribution. The number of shares CRHC obtained in exchange for cash also provided additional evidence for the fair value of the shares in the Tower Company.

4.	You disclose that you realized a gain on the sale of the assets and deferred a portion attributed to your ownership interest in Tower Company. Discuss the factors you considered in determining the accounting treatment for the gain and amortization of the deferred gain over the remaining useful life of the tower assets.

As explained above, the gain on contribution has only been recognized to the extent of unrelated investors’ interests in the Tower Company. The unrealized gain will be regarded as realized as and when the Tower Company depreciates the assets and the Company equity-accounts for its interests in the Tower Company in accordance with IAS 28 “Investments in associates and joint ventures”.

5.	Tell us how you will account for the lease agreement with Tower Company for telecommunications towers and related assets as disclosed in the Form 6-K filed July 11, 2016. Also discuss the accounting literature you considered.

Mr. Carlos Pacho	-5-

The ‘lease agreements’ referred to in Form 6-K was a framework agreement between the Company and the Tower Company. Under that framework agreement, certain key terms with respect to the future lease arrangements, including the final pricing basis for future usage charges (i.e., including sharing discount) and lease term, have been agreed. However, since the specific locations and portions to be leased were still under verification, not all the provincial companies within the Company had entered into the final lease agreements at the time of the 6-K filing. Nevertheless, any further lease agreements would be governed by the terms specified in the framework agreement.

The Company would account for the use of specified portions of the telecommunications towers as operating leases in accordance with IAS 17 “Leases”. When making this determination, the Company has considered the principles in IAS 17.7, 17.8 and the following factors:

•	The nature of the Company’s rights to use, and risks and rewards, with respect to the towers have significantly changed as a result of the contribution. Before the contribution, the Company has exclusive use of its telecommunications towers and could restrict other parties from using any excess capacity. After the contribution, the Company only has exclusive use to a specified portion of each tower and the Tower Company has the sole right to derive revenue from the remaining portions by leasing to other parties. The Tower Company is responsible for and is exposed to the risks and rewards associated with the ownership, operation and maintenance of the towers.

•	For the portions of towers that are to be leased:

•	The Company has considered the non-cancellable period in the lease agreement and its future plans, and has determined that the lease term would not account for a majority part of the remaining economic life of the assets.

•	The ownership of assets would not be transferred to the Company at the end of the lease term.

•	The lease would contain neither any bargain purchase options, nor any renewal options that would result in the Company leasing the assets at a rent that is substantially lower than the market rent.

•	The present value of minimum lease payments would not amount to substantially all of the fair value of the leased asset.

Mr. Carlos Pacho	-6-

•	The leased asset is not specialized and can be used by other telecom operators in mainland China.

6.	Discuss the nature and extent of your continuing commitments under the lease agreement.

The commitment of the Company with respect to the lease is primarily the payment of committed rentals over the lease term. In accordance with the lease agreement, if the Company early terminates the agreement before the end of the lease term, the Company would have to pay the penalty up to the full rentals for the remaining lease term. In other words, the future minimum lease payments under non-cancellable operating leases would be the aggregate rentals for the lease period.

Apart from the above, the lease agreements do not include any contingent rentals or guaranteed residual value.

* * * *

In connection with responding to the Staff comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Ms. Chun Wei of Sullivan & Cromwell (Hong Kong) LLP (telephone: +852-2826-8666; fax: +852-2522-2280; email: weic@sullcrom.com), or Mr. Yung Shun Loy Jacky of the Company at 852-2121-3220, with any questions you may have.

Mr. Carlos Pacho	-7-

Sincerely,

/s/ Yung Shun Loy Jacky
Yung Shun Loy Jacky
Company Secretary

cc:	Carlos Pacho
Robert S. Littlepage
Dean Suehiro
(Securities and Exchange Commission)

Li Fushen
Li Zhangting
Yung Shun Loy Jacky
(China Unicom (Hong Kong) Limited)

Chun Wei
(Sullivan & Cromwell (Hong Kong) LLP)

Daniel Chan
(KPMG)